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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32593

GLOBAL PARTNERS LP

(Exact name of registrant as specified in its charter)

275 Grove Street

Suite 3-400

Newton, MA 02466

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.50% Series B Fixed Rate Cumulative Redeemable Perpetual Preferred Units

(Title of each class of securities covered by this Form)

Common Units

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Partners LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 10, 2026	GLOBAL PARTNERS LP

		By:	Global GP LLC
Its general partner

		By:	/s/ Kristin K. Seabrook
Kristin K. Seabrook
Chief Legal Officer and Secretary